

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Jonathan R. Evans
JWEST, LLC
501 Congressional Boulevard
Carmel, IN 46033

Re: Rand Logistics, Inc.
Revised Preliminary Proxy Statement filed by JWEST, LLC.
Filed August 20, 2014
File No. 001-33345

Dear Mr. Evans:

We have reviewed your response to our letter dated August 7, 2014 and have the following additional comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Solicitation of Proxies; Participants in the Solicitation, page 10

1. We note your response to prior comment 2. Please identify Matt Dodson, Brian Fishback, and Jeremy Huser as participants in the proxy solicitation or tell us why they are not participants. See Instruction 3(a) of Schedule 14A.

2. Identify the "certain of its investment advisory clients, beneficial owners of shares of Common Stock of the Company" who you describe as participants in this proxy solicitation.

3. Refer to comment 3 in our prior comment letter. We are unable to locate the requested additional background information about JWEST and its interest in this solicitation. Please revise or advise.

<u>Background to the Solicitation, page 3</u>

4. The Company's proxy materials reference an August 11, 2014 telephone call between Mr. Evans and Mr. Lundin. Please summarize the discussions on this call or explain why you haven't included it in the Background section of the proxy statement.

<u>Reasons for the Solicitation, page 4</u>

5. We note your response to prior comment 7. Please briefly describe any specific ideas, plans, or proposals of the nominees for enhancing stockholder value to address this perceived discrepancy or otherwise. Alternatively, clarify, if true, that the nominees' specific ideas, plans, or proposals consist of the changes listed in JWEST's June 16, 2014 letter and briefly explain how these actions will improve the Company's performance and valuation.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3263 with any questions you may have.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions